FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....X .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form F-3ASR (File No. 333-162217)

Form F-4 (File No. 333-167978) and Form F-3ASR (File No. 333-160114).

Highlights

2nd quarter 2010.

TELMEX remains committed to offering our customers products and services with the highest quality standards and maintaining Infinitum as the best product in the market. Because of this firm commitment, we will continue to carry out investments that allow us to keep up our state-of-the-art technology and world-class network. Therefore, we have 6.954 million broadband Infinitum customers attracted by the quality, continuity, speed and price of our services, with growth of 17.9% in the last twelve months.

•
The OECD’s most recent publication shows that during the last 10 years Mexico achieved the highest growth rate in the number of total accesses of telecommunications services, including fixed, mobile and broadband services. Mexico’s growth rate of 22% was double the 11% average of OECD member countries (Communications Outlook 2009).

•
At June 30, we had 15.7 million lines in service, 1.7 million fewer than June 2009. TELMEX’s share of fixed lines has continued to decrease to 79.5% of fixed lines in Mexico, below the average of 85.6% for 35 of the most representative countries worldwide (Bank of America/Merrill Lynch Global Wireline Matrix 2010). TELMEX has 14.9% of the market with cellular telephony services included.

•
2010 - The Year of  Technological Innovation: we continue promoting education and the digital culture in Mexico by actively contributing to the development of the country in the knowledge era and to the use of Information Technologies, with the following updates:

–
Information Technologies: The Instituto Tecnológico de TELMEX en Tecnologías de la Información (Inttelmex IT) began operations. To date it has trained, at no cost, more than 450 IT professionals to innovate and produce solutions that support the competitiveness of companies and domestic institutions.

–	Education and Digital Culture: To date, we have implemented 2,650 Bibliotecas and Aulas Digitales TELMEX (TELMEX Digital Libraries and Computer Class Rooms) nationwide.

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Connectivity in the Country: At the end of June, TELMEX provided more than 2,250 WiFi Móvil en Infinitum sites, in the major airports, shopping malls, public parks and educational facilities nationwide, such as the Universidad Nacional Autónoma de México (UNAM, Mexico’s national university). It is important to highlight that that the Secretaría de Comunicaciones y Transportes (SCT) decided over a year ago to operate connectivity for education and health institutions in rural communities, canceling the services that operators previously offered.

•
In the second quarter of 2010, total revenues were 28.4 billion pesos, a decrease of 4.6% compared with the same quarter of 2009, mainly due to the continuous price reduction of the prices of our services and to the unexplainable delay of technological convergence in spite of the fact that nearly four years ago TELMEX signed the “Acuerdo de Convergencia (Convergence Agreement),” with the SCT. This is why there is a lack of competition of integrated services. This is why there is a lack of competition of integrated services. Moreover, the “Comisión Federal de Competencia” (Federal Competition Commission) has made declarations and fined other operators for absolute monopolistic practices. Among these operators are some that have been offering telecommunications services for more than 10 years. The effect of the convergence situation restricts consumer access to more and better telecommunications services with lower prices and to the benefits of the information and knowledge society.

•
Net income in the second quarter totaled 3.6 billion pesos. In the quarter, earnings per share were 20 Mexican cents, 37.5% lower than the same period of last year, and earnings per ADR (1) were 31 US cents, a decrease of 34% compared with the second quarter of 2009.

•	At June 30, 2010, total debt was the equivalent of 6.696 billion dollars. Total net debt (2) was equivalent to 5.830 billion dollars, 716 million dollars less than June 30, 2009.

•
Capital expenditures (Capex) were the equivalent of 168 million dollars in the second quarter. Of this investment, 70.4% was used for growth and infrastructure projects in the data business.  For the six months, capex totaled 327 million dollars.

(1) One ADR represents 20 shares.
(2) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines and local traffic

At June 30, we had 15.7 million lines in service, 1.7 million fewer than June 2009. TELMEX’s share of fixed lines has continued to decrease, to 79.5% of fixed lines in Mexico, below the average of 85.6% for 35 of the most representative countries worldwide (Bank of America/ Merrill Lynch Global Wireline Matrix 2010). TELMEX has 14.9% of the market with cellular telephony services included.

During the second quarter, local calls decreased 7.3% compared with the same period of 2009, totaling 4.871 billion local calls. The decline reflected the lower number of billed lines, the increase in cellular telephony services and competition from other operators.

Long distance

In the second quarter, domestic long distance (DLD) traffic decreased 6.9% compared with the second quarter of 2009, totaling 4.708 billion minutes, due to the decrease in termination traffic with cellular telephony operators and other long distance operators.

In the second quarter, outgoing international long distance (ILD) traffic decreased 1.6% compared with the second quarter of 2009, totaling 339 million minutes. The decline reflected a decrease in traffic from mobile operators. Incoming international long distance traffic increased 30.9% compared with the second quarter of 2009, totaling 1.808 billion minutes. The incoming-outgoing ratio was 5.3 times.

Interconnection

In the second quarter, interconnection traffic totaled 11.040 billion minutes, 1.4% higher than the same quarter of 2009, due to the combined effect of the 3.4% increase in interconnection traffic with local and long distance operators and the 0.7% decrease in traffic related to calling party pays services.

Internet access

TELMEX remains committed to offering our customers products and services with the highest quality standards and maintaining Infinitum as the best product in the market. Because of this firm commitment, we will continue to carry out investments that allow us to keep up our state-of-the-art technology and world-class network. Therefore, we have 6.954 million broadband Infinitum customers attracted by the quality, continuity, speed and price of our services, with growth of 17.9% in the last twelve months.

During the second quarter, broadband Infinitum (ADSL) had a gain of 183,000 services.  This growth has been supported by the sales of more than 2.6 million computers since 1999 and by the promotion of our telecommunications service packages, which offer discounts of up to 44%, broadband Internet access and several voice services.

Financial Results

The following financial information for 2010 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the second quarter, revenues totaled 28.4 billion pesos, a decrease of 4.6% compared with the same period of the previous year. Revenues related to data services increased 12.2%, and local, long distance and interconnection revenues decreased 10.0%, 13.9% and 9.9%, respectively.

•
Local: Local service revenues totaled 10.290 billion pesos in the quarter, a decrease of 10.0% compared with the second quarter of 2009, due to decreases of 10.6% in revenue per local billed call and 7.3% in local traffic volume and to the decrease in billed lines.

•
DLD: DLD revenues totaled 3.099 billion pesos, 12.9% lower than the second quarter of 2009, due to the 6.9% decrease in traffic and the 6.5% decline in average revenue per minute. The total also was affected by lower revenue per minute in termination traffic with cellular and other long distance operators and higher penetration of service packages that include domestic long distance service.

•
ILD: ILD revenues totaled 1.394 billion pesos in the second quarter, a decrease of 16.1% compared with the same quarter of the previous year. Contributing factors included the 1.6% decrease in outgoing traffic and the 21.8% decrease in average revenue per minute due to the integration of ILD minutes in packages with Infinitum, among other factors. Incoming international long distance traffic revenues totaled 577 million pesos, a decrease of 3.7% compared with the second quarter of the previous year, due to the decrease of 26.4% in average revenue per minute and to the increase of 30.9% in incoming traffic.

•
Interconnection: In the quarter, interconnection revenues decreased 9.9% to 3.815 billion pesos compared with the second quarter of 2009, due to the 0.7% decline in calling party pays services and the decrease of 7.3% in average revenue of these services.

•
Data: Data revenues are comprised mainly of Internet access services and services related to corporate customers’ Virtual Private Networks. Revenues from data services in the second quarter were 8.267 billion pesos, 12.2% higher compared with the same quarter of 2009 due to the increase of 16.5% in Internet access services and the integration of value-added services in our portfolio of products and services for the corporate market.

Costs and expenses: In the second quarter of 2010, total costs and expenses were 21.574 billion pesos, 1.3% higher than the same period of the previous year, mainly due to higher costs of equipment and services for customer sales and lower interconnection costs resulting from the decrease of 8.3% in the amount paid to cellular telephony operators for calling party pays services, as well as to initiatives to optimize resource use.

•
Cost of sales and services: In the second quarter, cost of sales and services increased 2.9% compared with the same period of 2009, totaling 8.785 billion pesos, due to higher costs related to products and services for corporate customers and computer sales at Tiendas TELMEX (TELMEX Stores).

•
Commercial, administrative and general: In the period from April to June 2010, commercial, administrative and general expenses totaled 5.706 billion pesos, 8.9% higher than the same period a year ago, mainly due to expenses related to third-party services and advertising.

•
Interconnection: Interconnection costs were 2.671 billion pesos, a decrease of 10.7% compared with the second quarter of 2009 due to the 8.3% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 0.7% in calling party pays traffic.

•
Depreciation and amortization: In the quarter, depreciation and amortization decreased 2.5% compared with the same second quarter of 2009, to 4.412 billion pesos, as a result of lower amounts of investments in recent years.

Operating income totaled 6.862 billion pesos in the second quarter and the operating margin was 24.1%.

Financing cost: In the second quarter of the year, financing cost produced a charge of 1.252 billion pesos. This was a result of: i) a net interest charge of 1.342 billion pesos, 24.5% higher than the April-June period of 2009 which includes the recognition of the market value of interest rate swaps and in part offset by debt reduction, and ii) a net exchange gain of 90.0 million pesos due to 3.791 billion dollars in dollar-peso hedges in effect at the end of June 2010, offset by the second-quarter exchange rate depreciation of 0.1927 pesos per dollar.

Net income: In the second quarter, net income was 3.573 billion pesos, 39.7% lower than the same period of the previous year. Earnings per share were 20 Mexican cents, 37.5% lower than the second quarter of 2009, and earnings per ADR (1) were 31 US cents, a decrease of 34.0% compared with the same period of the previous year.

Investments and other uses of cash: In the second quarter, capital expenditures (Capex) were the equivalent of 168 million dollars, of which 70.4% was used for growth and infrastructure projects in the data business. For the six months, investments totaled 327 million dollars.

Debt: Total debt at June 30, 2010, was the equivalent of 6.696 billion dollars, of which 95.5% is long-term, 44.7% has fixed rates considering interest rate swaps, and 61.1% is in foreign currency, equivalent to 4.094 billion dollars. To minimize risks from variations in the exchange rate, at June 30, 2010, we had dollar-peso hedges for 3.791 billion dollars.

Total net debt (2) decreased during the last 12 months the equivalent of 716 million dollars, bringing the total to 5.830 billion dollars.

Relevant Figures
(In millions of Mexican pesos, unless otherwise indicated)
					%					%
		2Q2010		2Q2009	Inc.		6 months 10		6 months 09	Inc.
Revenues	P.	28,436	P.	29,792	(4.6)	P.	57,003	P.	59,810	(4.7)
Operating income		6,862		8,493	(19.2)		14,569		18,110	(19.6)
Operating margin (%)		24.1		28.5	(4.4)		25.6		30.3	(4.7)
Net income attributable to controlling interest		3,573		5,924	(39.7)		8,234		10,683	(22.9)
Earnings per share (pesos)		0.20		0.32	(37.5)		0.45		0.58	(22.4)
Earnings per ADR (dollars) (1)		0.31		0.47	(34.0)		0.71		0.83	(14.5)
Weighted average of outstanding shares (millions)		18,191		18,483	(1.6)		18,191		18,483	(1.6)
Equivalent ADRs (millions) (2)		910		924	(1.6)		910		924	(1.6)
(1) One ADR represents 20 shares.
(2) Net debt is defined as total debt less cash and cash equivalents.

Income Statements
(In millions of Mexican pesos)
					%					%
		2Q2010		2Q2009	Inc.		6 months 10		6 months 09	Inc.
Revenues
Local	P.	10,290	P.	11,432	(10.0)	P.	20,752	P.	22,978	(9.7)
Domestic long distance		3,099		3,560	(12.9)		6,203		7,276	(14.7)
International long distance		1,394		1,661	(16.1)		2,833		3,670	(22.8)
Interconnection		3,815		4,233	(9.9)		7,569		8,398	(9.9)
Data		8,267		7,367	12.2		16,286		14,473	12.5
Other		1,571		1,539	2.1		3,360		3,015	11.4
Total		28,436		29,792	(4.6)		57,003		59,810	(4.7)

Costs and Expenses
Cost of sales and services		8,785		8,540	2.9		17,406		16,532	5.3
Commercial, administrative and general		5,706		5,242	8.9		10,957		10,190	7.5
Interconnection		2,671		2,991	(10.7)		5,280		5,976	(11.6)

Depreciation and amortization		4,412		4,526	(2.5)		8,791		9,002	(2.3)
Total		21,574		21,299	1.3		42,434		41,700	1.8

Operating income		6,862		8,493	(19.2)		14,569		18,110	(19.6)
Other expenses, net		324		608	(46.7)		171		858	(80.1)
Financing cost
Interest, net		1,342		1,078	24.5		2,796		2,903	(3.7)
Exchange gain, net		(90)		(1,667)	(94.6)		(386)		(1,099)	(64.9)

Total		1,252		(589)	NA		2,410		1,804	33.6

Equity interest in net income of affiliates		55		81	(32.1)		75		80	(6.3)

Income before income tax		5,341		8,555	(37.6)		12,063		15,528	(22.3)

Income tax		1,766		2,631	(32.9)		3,827		4,844	(21.0)

Net income		3,575		5,924	(39.7)		8,236		10,684	(22.9)

Noncontrolling interest		(2)		0	NA		(2)		(1)	100.0

Net income attributable to controlling interest	P.	3,573	P.	5,924	(39.7)	P.	8,234	P.	10,683	(22.9)

Operating margin (%)		24.1		28.5	(4.4)		25.6		30.3	(4.7)

Exchange rate at June 30, 2010: 12.6567 pesos per dollar.
NA not applicable.

Balance Sheets
(In millions of Mexican pesos)
		June 30,		June 30,
		2010		2009
Assets
Cash and cash equivalents	P.	10,958	P.	14,446
Other current assets		38,953		41,318
Plant, property and equipment, net		99,889		109,575
Other assets		6,359		6,206
Net projected asset		13,744		12,946
Total assets	P.	169,903	P.	184,491

Liabilities and stockholders’ equity
Current portion of long-term debt	P.	3,790	P.	37,588
Other current liabilities		23,281		20,761
Long-term debt		80,963		63,278
Labor obligations		3,814		4,501
Deferred taxes		14,543		15,550
Deferred credits		528		379
Total liabilities		126,919		142,057
Stockholders' equity
Controlling interest		42,661		42,388
Noncontrolling interest		323		46
Total stockholders’ equity		42,984		42,434
Total liabilities and stockholders’ equity	P.	169,903	P.	184,491

Exchange rate at June 30, 2010: 12.6567 pesos per dollar.

Operating Results
						% Inc. vs.
	2Q 2010	1Q 2010	4Q 2009	3Q 2009	2Q 2009	2Q 2009

Internet (thousands)	7,059	6,883	6,651	6,446	6,059	16.5
Prodigy (Dial-up)	105	112	127	143	159	(33.8)
Infinitum (ADSL)	6,954	6,771	6,524	6,303	5,900	17.9

Billed lines (thousand units)	15,744	15,811	15,882	17,346 *	17,415 *	(9.6)

Local traffic (million units)
Local calls	4,871	4,821	5,000	5,333	5,257	(7.3)
Interconnection minutes (A) (B)	11,040	10,596	10,678	11,137	10,882	1.4

Long distance traffic (million minutes)
Domestic long distance (A)	4,708	4,482	4,810	5,033	5,055	(6.9)
International long distance
(incoming and outgoing) (B)	2,147	2,206	2,067	1,891	1,726	24.4

(A) Includes domestic long distance calling party pays traffic.
(B) Includes international long distance calling party pays traffic.
(*) Includes lines with at least 2 months behind on bill payments which at the second quarter 2009 totaled 1.2 million lines .

Statement of cash flows
(In millions of Mexican pesos)
		Six months
		ended
		June 30, 2010
Operating activities
Income before income tax:	P.	12,063
Depreciation and amortization		8,791
Accrued interest expense		3,016
Other items not requiring the use of cash		2,966
Total		26,836

Cash flows used in operating activities		(3,515)
Net cash flows provided by operating activities		23,321

Investing activities
Acquisition of plant, property and equipment		(4,329)
Other investments		(544)
Net cash flows used in investing activities		(4,873)

Cash surplus to be applied to financing activities		18,448

Financing activities
New loans		1,500
Repayment of loans		(17,838)
Acquisition of own shares		(11)
Dividends paid		(4,274)
Interest paid		(2,016)
Derivative financial instruments		769
Net cash flows used in financing activities		(21,870)

Net decrease in cash and cash equivalents		(3,422)
Cash and cash equivalents at begining of period		14,380
Cash and cash equivalents at end of period	P.	10,958

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2010	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/ Adolfo Cerezo Name: Adolfo Cerezo Title: Chief Financial Officer